January 12, 2023

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-6010

Attention: Kristin Lochhead, Brian Cascio, Conlon Danberg, Jane Park

Re:	Grizzly New Pubco, Inc.
Registration Statement on Form S-4
File No. 333-267955

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Grizzly New Pubco, Inc. (the “Company”) hereby respectfully requests that the Company’s Registration Statement on Form S-4 (File No. 333-267955), together with all exhibits thereto, and as subsequently amended from time to time (the “Registration Statement”), initially filed with the Securities and Exchange Commission (the “Commission”) on October 20, 2022, be withdrawn, effective as of the date hereof. The Company is withdrawing the Registration Statement because it no longer plans to consummate the business combination described in the Registration Statement. The Company advises the Commission that no securities have been issued or sold under the Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Please contact David Sakowitz of Winston & Strawn LLP, counsel to the Company, at (212) 294-2639 if you have any other questions or concerns regarding this matter.

Sincerely yours,

Grizzly New Pubco, Inc.

By:	/s/ Mark Heaney
Name:	Mark Heaney
Title:	President and Secretary

cc: David Sakowitz, Esq.